SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO SECTION 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO SECTION 240.13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.     )

Seritage Growth Properties, Inc.

(Name of Issuer)

Class A Common Shares of Beneficial Interest

Par Value $0.01 Per Share

(Title of Class of Securities)

81752R100

(CUSIP Number)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

Page 1 of 6 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 81752R100	Page 2 of 6 Pages

1	Name of reporting persons Warren E. Buffett
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,000,000
	6	Shared voting power 0
	7	Sole dispositive power 2,000,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 8.02%
12	Type of reporting person IN

Item 1(a). Name of Issuer:

Seritage Growth Properties, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

489 Fifth Avenue

18th Floor

New York, NY 10017

Item 2(a). Name of Persons Filing:

Item 2(b). Address of Principal Business Office:

Item 2(c). Citizenship:

Warren E. Buffett

3555 Farnam Street

Omaha, Nebraska 68131

United States Citizen

Item 2(d). Title of Class of Securities:

Class A Common Shares of Beneficial Interest, Par Value $0.01 Per Share (“Shares”)

Item 2(e). CUSIP Number: 81752R100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment advisor registered in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

Page 3 of 6 Pages

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the date hereof, Warren E. Buffett is the beneficial owner of 2,000,000 Shares.

(b)	Percent of Class:

As of the date hereof, Warren E. Buffett is the beneficial owner of 8.02% of outstanding Shares (based upon information provided by the Issuer on Form 10-Q filed on November 13, 2015).

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,000,000

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or direct the disposition of:

2,000,000

(iv) shared power to dispose or to direct the disposition of:

0

Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following [    ]

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10 day of December, 2015

/s/ Warren E. Buffett

Warren E. Buffett

Page 6 of 6 Pages